UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42526

Anbio Biotechnology

Wilhelm Gutbrod Str 21B, 60437,
Frankfurt am Main,
Germany
+49 16 0962 47281

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 18, 2025, Anbio Biotechnology, a Cayman Islands exempted company (the “Company”) entered into an underwriting agreement with AC Sunshine Securities LLC., the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,600,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”), at offering price of $5.00 per share. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-284106, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 31, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 18, 2025. The Shares were previously approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “NNNN” on February 19, 2025. On February 20, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on February 18, 2025 announcing the pricing of the IPO and a press release on February 20, 2025 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: February 21, 2025	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated February 18, 2025 between the Company and AC Sunshine Securities LLC.
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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